Exhibit 99.1
Navios Maritime Acquisition Corporation
Announces
Leonidas Korres as Senior Vice President — Business Development
PIRAEUS, Greece, January 12, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA.U) announced today the appointment of Mr. Leonidas Korres as Senior Vice President — Business Development.
Mr. Leonidas Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic for four years until November 2009, while he started his career as a Senior Financial Advisor for KPMG. Mr. Korres holds a bachelor degree in Economics from Athens University of Economics and Business and a master’s degree in Finance from the University of London.
“We are delighted Mr. Korres has joined our management team and believe that his expertise and counsel will be significant assets as we grow Navios Acquisition”, said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Acquisition Corporation.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation (NYSE: NNA) (“Navios Acquisition”) is a publically traded Special Purpose Acquisition Corporation (SPAC) formed under the laws of the Marshall Islands. Navios Acquisition serves as a vehicle for acquisition through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries.
For more information about Navios Acquisition, please visit our website: http://www.navios.com/AcquisitionCorporation.asp
Forward Looking Statements — Safe Harbor
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com